Exhibit 99.1

SECOND AMENDMENT TO SEPARATION AGREEMENT DATED JUNE 3, 2022

STRICTLY CONFIDENTIAL

This second amendment to the Separation Agreement (this “Second Amendment”), dated as of June 23, 2023 (the “Effective Date”), is made by and among YAM at Selina Ops LP (“YAM”), on the one hand, and Selina Hospitality plc (“Selina”), PCN Operations, S.A. (“PCN”), Selina Operation One (1), S.A. (“SOP1”), and Selina Management Panamá, S.A. (together, the “Selina Parties”) on the other hand.

WHEREAS, the parties have (as applicable) entered into multiple agreements since September 1, 2017, including but not limited to, a joint venture agreement dated as of September 1, 2017, as thereafter amended (the “JV Agreement”), a shareholders’ agreement dated as of December 10, 2020 (the “Shareholders’ Agreement”), a pledge agreement dated as of August 17, 2021 and amended on October 12, 2021 (the “Pledge Agreement”), and a separation agreement (the “Initial Separation Agreement”) dated as of June 3, 2022 and amended on December 23, 2022 (the “First SA Amendment”; the First SA Amendment and the Initial Separation Agreement, the “Separation Agreement”) (as such agreements may have been further amended and supplemented, collectively, with any other related agreements entered into by the parties, the “Existing Agreements”); and

WHEREAS, YAM’s capital contributions under the Existing Agreements total $10,650,035 to date, and Selina has paid to YAM $7,888,080 to date, and has granted to YAM 1,400,000 ordinary shares (the “First Shares”) pursuant to the First SA Amendment, to be sold and any resulting proceeds applied towards the $2,761,955 (the “March Contribution”) owed to YAM under the Existing Agreements; and

WHEREAS, the Unpaid Amounts (as such term is defined in the Initial Separation Agreement) continue to accrue amounts towards YAM’s IRR Payment (as such term is defined in the Initial Separation Agreement) and based on the anticipated trading volume and date by which the Unpaid Amounts are estimated to be recoverable by YAM through the continued sale of ordinary shares of Selina, which date is estimated to be May 31, 2024, the parties agree that the total Unpaid Amounts (including estimated broker fees) shall be fixed at $9,502,244 (not including the March Contribution) for purposes of this Second Amendment (the “Remaining Separation Payment”); and

WHEREAS, Selina desires to assume the obligation to issue to YAM additional 6,248,840 ordinary shares having a nominal value of $0.005064 each (rounded to six decimal places) (the “Second Shares”; the First Shares and the Second Shares, the “Shares”), and YAM wishes to receive the Second Shares, subject to, and conditional upon, the terms set out in this Second Amendment, to be sold by YAM for purposes of collecting the March Contribution and the Remaining Separation Payment owed by Selina to YAM.

NOW THEREFORE, the parties hereby agree as follows:

AGREEMENT

Recitals an Integral Part of Agreement. The recitals set forth above are and for all purposes shall be interpreted as being an integral part of this Agreement, constituting acknowledgements and agreements and rights and obligations by and among the parties hereto, and are incorporated in this Second Amendment by reference.

CLAUSES:

1.	Distribution of Second Shares. Within three (3) calendar days after the Effective Date hereof Selina shall issue the Second Shares to YAM via the issuance of depositary receipts and recording the registration in the books and records of Selina’s transfer agent.

2.	Conditional Suspension of Payments to YAM under the Separation Agreement and other Existing Agreements. As long as a Second Amendment Default (as said term is defined in clause 12 of this Second Amendment) and/or a Default under the Separation Agreement have not occurred, the Selina Parties shall no longer have any obligation to make quarterly payments towards the Unpaid Amounts pursuant to clause 5 of the Initial Separation Agreement or (for the avoidance of doubt), any other payments to YAM under the Existing Agreements, and such obligations will be considered to be superseded upon full payment of the March Contribution and the Remaining Separation Payment and compliance by the Selina Parties of their obligations under this Second Amendment. Upon occurrence of a Second Amendment Default and/or a Default under the Separation Agreement, the aforementioned suspension of payment obligations will be immediately lifted and become immediately due and payable in accordance with clause 12 of this Second Amendment.

1

3.	Sales of Shares.

A.	As soon as practicable after the Post-Effective Amendment (as defined below) is declared effective by the SEC, or is otherwise deemed to be effective, and the Registered Shares (as defined below) are registered and tradable, YAM shall instruct a reputable independent broker (the “Broker”; and the date YAM instructs such Broker shall be referred to as the “Sale Commencement Date”) to sell on behalf of YAM, in accordance with the requirements herein, the Registered Shares (as defined below), and once the New Registration Statement (as defined below) has been declared effective by the SEC, or is otherwise deemed to be effective, and the Unregistered Shares (as defined below) are registered and tradeable, the Unregistered Shares. Further to the foregoing, YAM shall instruct its Broker (i) to sell each trading day an amount of Shares equal to at least 15% of, but not more than 25% of, the previous trading day’s trading volume for the ordinary shares of Selina, (ii) to not sell such Shares for less than a per-share value that is 5% below the then-applicable bid price (the “5% Restriction”) unless YAM obtains a written waiver of such restriction from Selina. Any off-market sale (including any off-exchange, off-floor or OTC sale) of Shares shall be conducted in compliance with applicable laws, shall be notified to Selina and shall not be subject to the prior written approval of Selina if the sale is for a per-share value that is equal to or greater than a price that is 20% below the then-applicable bid price (the “20% Restriction”; the 5% Restriction and 20% Restriction together are the “Trading Limitations”).

B.	YAM further covenants that from and after the date hereof, neither it, nor any member, parent company, subsidiary company or affiliate of YAM, nor any employee, director or agent of any of the foregoing shall, directly or indirectly, engage in any (i) “short sale” (as such term is defined in Rule 200 of Regulation SHO of the Securities Exchange Act of 1934) of the Shares or (ii) put equivalent position or any hedging transaction which establishes a net short position with respect to any securities of the Company (including the Shares) (the foregoing are referred to as the “Short Sale Limitations”).

C.	The net proceeds from the sales of Shares as contemplated in clause 3(A) above, after deducting Broker commissions and costs (the “Net Proceeds”), shall count towards payment of, and reduce the outstanding amount of, the March Contribution and, if there is any balance, towards YAM’s IRR Payment. YAM shall retain all books and records pertaining to the sales of Shares and Net Proceeds received by YAM and any Broker commissions or costs charged to YAM, including the trading records from the Broker, and YAM promptly shall provide the same (the “Trading Records”) to the Selina Parties upon request.

D.	Once YAM has recovered the March Contribution and its 8% IRR in full from the Net Proceeds and/or payments made pursuant to this Second Amendment, YAM promptly shall inform Selina in writing and at such point neither the Trading Limitations nor the Short Sale Limitations shall apply, and YAM shall have the right, subject to applicable securities laws, to transfer to its partners from time to time all or any portion of the unsold Shares then held by YAM (or its broker or agent).

As used in this clause, the term “8% IRR” shall mean the aggregate amount equal to a 8% IRR on each of YAM’s equity contributions, from the date of each of YAM’s equity contributions per the Existing Agreements until the date YAM has received such IRR amount hereunder, provided that such calculation shall take into account amounts paid to YAM under the Existing Agreements.

The term “IRR” as used in this Second Amendment shall mean the relevant internal rate of return calculated using Microsoft Excel’s IRR function.

4.	Cash Top-Up.

A.	For each calendar month or partial calendar month from the earlier of July 7, 2023 or the Sale Commencement Date until the date YAM receives its March Contribution in full, to the extent YAM does not receive Net Proceeds from the sales of Shares of at least $325,000 per month, which amount shall be reduced on a pro-rata basis for any partial month and by the amount of Net Proceeds received by YAM during the prior month or months that in each case exceed $325,000 per month or pro-rata portion thereof for any partial month (the $325,000 threshold, as so adjusted, is referred to as the “Initial Monthly Threshold”), then the Selina Parties shall pay to YAM, pursuant to clause 4(C) below, an amount calculated as the Initial Monthly Threshold applicable to the prior month less the Net Proceeds received by YAM during the prior month (such monthly payments being referred to as the “Initial Top-Up Payments”). Once YAM has received the March Contribution in full from Net Proceeds or payments made pursuant to this Second Amendment (under this clause 4(A) or clause 5 below), YAM promptly shall inform the Selina Parties in writing and the Selina Parties shall have no further obligation to make any Initial Top-Up Payments.

2

B.	From the date YAM receives its March Contribution in full, via Net Proceeds and/or cash payments as contemplated in this Second Amendment, until the date YAM receives its 5% IRR via Net Proceeds and/or cash payments as contemplated in this Second Amendment (the “Top-Up End Date”), to the extent YAM does not receive Net Proceeds from the sales of Shares of at least $200,000 per month, which amount shall be reduced on a pro-rata basis for any partial month and by the amount of Net Proceeds received by YAM during the prior month or months that in each case exceed $200,000 per month or pro-rata portion thereof for any partial month (the $200,000 threshold, as so adjusted, is referred to as the “Subsequent Monthly Threshold”), then the Selina Parties shall pay to YAM, pursuant to clause 4(C) below, an amount calculated as the Subsequent Monthly Threshold applicable to the prior month less the Net Proceeds received by YAM during the prior month (such monthly payments being referred to as the “Subsequent Top-Up Payments”). Once YAM has received its 5% IRR in full from Net Proceeds and/or payments made pursuant to this Second Amendment (under this clause 4(B) or otherwise), YAM promptly shall inform the Selina Parties in writing and the Selina Parties shall have no further obligation to make the Subsequent Top-Up Payments.

As used in this clause, the term “5% IRR” shall mean the aggregate amount equal to a 5% IRR on each of YAM’s equity contributions, from the date of each of YAM’s equity contributions per the Existing Agreements until the date YAM has received such IRR amount hereunder, provided that such calculation shall take into account amounts paid to YAM under the Existing Agreements.

C.	To provide for the payments to be made by the Selina Parties under clauses 4(A) and 4(B) above, YAM CAPITAL LLC (the “Agent”) shall establish an account (“Account”) with a reputable U.S. bank or financial firm. The following provisions shall apply in respect of the Account:

(i)	Such Account shall have a minimum balance of $325,000 and be maintained until the Top-Up End Date.

(ii)	On or before July 7, 2023, Selina initially shall fund the Account with $325,000.

(iii)	Starting in August 1, 2023, YAM shall have the right to withdraw funds from the Account each month, via a unilateral notice from YAM to the Agent (with a copy to Selina together with a notice provided by YAM’s Broker indicating YAM’s Net Proceeds for the prior month) (each a “Draw Notice”), equal to such amount (the “Draw Amount”) calculated as the required Initial Top-Up Payment or Subsequent Top-Up Payment payable for each such month, if any, based on the relevant Records reflecting the Net Proceeds received by YAM during the prior month. YAM’s right to withdraw funds from the Account starting August 1, 2023, is not contingent upon the Registered Shares being issued, registered, and/or tradeable.

(iv)	Until the Top-Up End Date, if the Net Proceeds received by YAM for a month exceed the Initial Monthly Threshold or Subsequent Monthly Threshold, as applicable (such excess amounts, cumulatively, being referred to as the “Credits”), then the Credits shall reduce the next Draw Amount(s), on a dollar-for-dollar basis, until utilized in full, and the Credits so utilized shall no longer be considered as Credits hereunder. For example, if YAM were to receive $350,000 in net proceeds during the first month and $275,000 in Net Proceeds during the second month, then YAM would be able to draw $25,000 from the Account in the third month.

3

(v)	Within three (3) Business Days after each Draw Notice, Selina shall add funds to the Account such that its balance will be equal to the $325,000 minimum balance. If the Account is not funded to show a balance equal to such minimum balance, within said three (3) Business Days, a Second Amendment Default will have occurred (according to clause 12 below, which would automatically result in a Selina Event of Default as provided therein) without YAM needing to send an actual notice.

(vi)	The costs for the services provided by the Agent shall be paid by Selina. Any funds remaining in the Account at the end of the Top-Up Period (that are not subject to any valid Draw Notice) shall be returned to Selina.

D.	As clarification, Selina’s guarantee of the Unpaid Amounts under clause 5 of the Initial Separation Agreement shall continue to apply in respect of the amounts payable hereunder, which, for the avoidance of doubt, shall constitute payments towards such Remaining Separation Payment.

5.	New Funding Round. From the Effective Date until the date YAM receives its March Contribution in full (the “Funding Period”), via the sale of Shares by YAM and/or payments made by a Selina Party as contemplated hereunder, if any Selina Party conducts new fundraising initiatives that close during the Funding Period such that Selina receives, in the aggregate, gross cash proceeds of more than $25,000,000 (such cash proceeds above $25,000,000 being the “Excess Proceeds”) via the sale of equity, loans and/or convertible debt, Selina shall pay to YAM, within ten (10) calendar days after each calendar month during the Funding Period, one percent (1%) of the Excess Proceeds received by Selina during the prior month. Such proceeds, when paid to YAM, shall count towards payment of, and reduce the outstanding amount of, the March Contribution and, if there is any balance, towards the Remaining Separation Payment. As clarification, once YAM has received its March Contribution in full, it shall no longer be entitled to receive any Excess Proceeds.

6.	Subscription Agreement and Registration Rights.

A.	Selina and YAM shall, on the Effective Date, enter into a subscription agreement substantially in the form attached hereto, for reference, as Exhibit A (the “Subscription Agreement”), which Subscription Agreement shall govern YAM’s subscription for the Second Shares for $9,502,244 (the “First Subscription Amount”), being the value of the Remaining Separation Payment, and its subscription for the Late Registration Shares for the Late Registration Fees (the “Second Subscription Amount”); it being understood, however, that in the event of any discrepancy between the provisions of this Second Amendment and/or the Separation Agreement and the Subscription Agreement, the Second Amendment and/or the Separation Agreement, as may be the case, shall prevail and accordingly, the parties shall, if necessary, procure any amendment to the Subscription Agreement required to give effect to the provisions of this Second Amendment and/or the Separation Agreement, as may be the case. Selina assumes, on behalf of PCN, responsibility for paying to YAM the Remaining Separation Payment, and Late Registration Fees, if applicable (acknowledging that the Second Shares are being issued to YAM as a means of providing YAM with a mechanism by which, through the Sale of the Second Shares, it may collect all or part of the Remaining Separation Payment and the Late Registration Fees owed to YAM in accordance with this Second Amendment), and in consideration for Selina’s assumption of such payment obligation on behalf of PCN, PCN agrees to pay to Selina, on demand at any time after YAM has received payment of the Remaining Separation Payment and, if applicable, payment by Selina of the the Late Registration Fees, an amount equal to the Remaining Separation Payment plus the Late Registration Fees, if any, plus interest on such amounts at the rate of 1% per annum (or such other rate as Selina and PCN agree in writing from time to time, subject to clause 12 of the Initial Separation Agreement), accruing from the Effective Date (with regard to the Remaining Separation Payment) and from and after July 7, 2023 (with regard to the Late Registration Fees, if any). YAM and Selina agree that the obligation of YAM to pay the First Subscription Amount and, if applicable, the Second Subscription Amount under the Subscription Agreement, shall (without derogating the Selina Parties’ obligations under this Second Amendment) be fully settled and discharged by way of set-off against YAM’s right to payment of the Remaining Separation Payment, subject to YAM receiving via the Net Proceeds full and complete payment of the Remaining Separation Payment, and, it being understood, that until YAM receives complete and full payment of the March Contribution and the Remaining Separation Payment, Selina owes, and will continue to owe, the March Contribution and the Remaining Separation Payment to YAM, in accordance with the terms and conditions of this Second Amendment. It is also understood, that the Second Subscription Amount under the Subscription Agreement shall be fully settled and discharged by way of set-off against YAM’s right to payment of, if applicable, the Late Registration Fees (being liquidated sums due and payable to YAM) by Selina hereunder.

4

B.	The Selina Parties hereby represent and warrant that the First Shares and 2,548,840 of the Second Shares have been registered for resale (the “Registered Shares”) under the resale registration statement on Form F-1, initially filed by Selina on November 30, 2022, amended on January 20, 2023 and declared effective on February 15, 2023 (the “Existing Registration Statement”), but that 3,700,000 of the Second Shares and the Late Registration Shares have not yet been registered for resale (the “Unregistered Shares”). Selina agrees that Selina will, at its sole cost and expense, file with the U.S. Securities and Exchange Commission (the “SEC”) (i) on or before July 7, 2023, a post-effective amendment to the Existing Resale Registration Statement (the “Post-Effective Amendment”) in order to update the financial and other relevant information such that the Existing Registration Statement may be relied upon by YAM in connection with the resale of the Registered Shares, and (ii) on or before July 15, 2023, a new resale registration statement on Form F-1 covering the Unregistered Shares (“New Registration Statement”). Selina shall use its commercially reasonable efforts to have the Post-Effective Amendment and the New Registration Statement declared effective as soon as practicable after the filing thereof.

C.	If the Post-Effective Amendment has not been declared effective, or is not otherwise deemed to have become effective, and the Registered Shares are not registered and tradeable on or before July 7, 2023, then Selina shall owe to YAM $30,000 per week or any part of a week and subject to an aggregate maximum amount of $240,000, after July 7, 2023, for a period of up to eight weeks in total ending on September 1, 2023 (the “Eight-Week Payments”), until the Post-Effective Amendment has been declared effective, or otherwise is deemed to have become effective. The amount of Eight-Week Payments to which YAM is entitled hereunder (the “Late Registration Fees”) shall be assumed by Selina and paid to YAM via the issuance to YAM of registered and tradeable ordinary shares of Selina at a value of $1.00 per share (the “Late Registration Shares”), up to 240,000 ordinary shares in total, under the Subscription Agreement as set out in clause 6(A) above. The Late Registration Shares, if applicable, shall be issued to YAM, via the issuance of depositary receipts and recording the registration in the books and records of Selina’s transfer agent, within one (1) Business Day after the end of each week for which Late Registration Shares are owed to YAM.

D.	If the Post-Effective Amendment has not been declared effective, or is not otherwise deemed to have become effective, and the Registered Shares are not registered and tradeable on or before September 1, 2023, then Selina shall owe, and pay, to YAM $25,000 per week (or any part of a week) after September 1, 2023 until the Post-Effective Amendment has been declared effective, or otherwise is deemed to have become effective. Such payments, if appliable, shall be payable by Selina on a weekly basis, within one (1) Business Day after the end of each calendar week with regard to any payments accrued for the previous week. Without prejudice of and in addition to the foregoing, the Selina Parties agree that if the Post-Effective Amendment has not been declared effective, or is not otherwise deemed to have become effective, and the Registered Shares are not registered and tradeable on or before September 1, 2023, then a Second Amendment Default will be deemed to have effectively, automatically, and immediately occurred; it being understood that no cure period is applicable and that no notice by YAM will be required in relation to said Second Amendment Default, irrespective of anything provided for to the contrary in clause 12 of this Second Amendment.

E.	In addition, if the New Registration Statement has not been declared effective, or is not otherwise deemed to have become effective, and the Unregistered Shares are not registered and tradeable on or before October 1, 2023, then Selina shall owe, and pay, to YAM $30,000 per week (or any part of the week) after October 1, 2023 until the New Registration Statement has been declared effective, or otherwise is deemed to have become effective. Such payments, if appliable, shall be payable by Selina on a weekly basis, within one (1) Business Day after the end of each week with regard to any payments accrued for the previous week. Without prejudice of and in addition to the foregoing, the Selina Parties agree that if the New Registration Statement has not been declared effective, or is not otherwise deemed to have become effective, on or before November 1, 2023, then a Second Amendment Default will be deemed to have effectively, automatically, and immediately occurred; it being understood that no cure period is applicable and that no notice by YAM will be required in relation to said Second Amendment Default, irrespective of anything provided for to the contrary in clause 12 of this Second Amendment.

5

F.	Without derogating any of the Selina Parties’ obligations under this Second Amendment and/or the Existing Agreements, Selina agrees to cause such New Registration Statement, or another shelf registration statement that includes the Unregistered Shares to be sold pursuant to the Subscription Agreement, as applicable, to remain effective until the earliest of (i) October 27, 2023, (ii) the date on which the YAM ceases to hold any of the Unregistered Shares issued pursuant to the Subscription Agreement, or (iii) on the first date on which the YAM is able to sell all of its Unregistered Shares issued pursuant to the Subscription Agreement under Rule 144 of the U.S. Securities Act of 1933 without limitation, including as to the manner of sale or the amount of such securities that may be sold and without the requirement for Selina to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable). With respect to Selina’s obligations to include the Unregistered Shares issued pursuant to the Subscription Agreement for resale in one or more resale registration statements, YAM shall furnish in writing to Selina such information regarding YAM, the securities of Selina held by YAM, the intended method of disposition of such Shares, which shall be limited to non-underwritten public offerings, and such other information as shall be reasonably requested by Selina to effect the registration of such Shares, and shall execute such documents in connection with such registration as Selina may reasonably request that are customary of a selling stockholder in similar situations.

G.	In the event that Selina ceases to be a publicly traded company (including, but not limited to, any case where Selina shares are delisted from the stock exchange) without YAM having received full payment of the March Contribution and the Remaining Separation Payment within the twenty-one (21) calendar days prior to the date on which Selina will cease to be a publicly traded company, it will be understood that an automatic Second Amendment Default has occurred (according to clause 12 below, which would automatically result in a Selina Event of Default as provided therein) without YAM needing to send an actual notice.

7.	Buy-Out Payment. Once YAM has received the March Contribution and an 8% IRR in full, via payments of Net Proceeds and/or payments made to YAM hereunder, such payments shall constitute the remaining Buy-Out Payment described in clause 6 of the Initial Separation Agreement and the Buy-Out Date under clause 10 of the Initial Separation Agreement shall be the date the last of such payments has been received by YAM. YAM shall notify Selina of the Buy-Out Date as soon as possible, and in any event within fifteen (15) calendar days, after it has occurred, and YAM shall (i) complete the Buy-Out Share Transfer and (ii) take all actions to release, or cause the release of, the Pledged Collateral (as such term is defined in the Pledge Agreement) under the Pledge Agreement, in each case within thirty (30) calendar days following the Buy-Out Date as contemplated in clause 6 of the Initial Separation Agreement. Upon the occurrence of the Buy-Out Date, and provided the Shares are fully registered and tradable, the Selina Parties, on one hand, and YAM, on the other hand, agree to waive all then existing and any previous claims, allegations and other disputes against each other and their respective affiliates under the Existing Agreements (the “Mutual Waiver”). The parties will reasonably co-operate with each other and sign such additional agreements as may be required to give effect to the Buy-Out Share Transfer, release of the Pledged Collateral and the Mutual Waiver under this clause.

8.	Announcements. Selina shall, no later than ten (10) calendar days after the Effective Date (to the extent it deems necessary, the “Announcement Date”), issue a public announcement summarizing the material terms of the arrangements set out herein and including such other information as may be required by applicable securities laws (the “Announcement”).

9.	Reimbursement of Costs. Selina shall reimburse Yam Capital LLC for $100,000 in legal and accounting fees relating to the transactions and matters hereunder, with $40,000 to be paid on the Effective Date and an additional $60,000 to be paid to YAM on or before July 7, 2023.

10.	Selina Parties’ Waiver. The Selina Parties, Selina affiliates, and/or any related parties, hereby waive, and fully and forever release, all and any existing, potential, or future claim, argument, any legal or other claim or action, whatsoever, against YAM and/or its manager and/or its partners and/or any person or entity on their behalf, in relation to, or that derived or resulted from, or that may derive or result from, YAM’s actions and/or omissions and/or those of its manager and/or its partners and/or any person or entity on their behalf, up and until the Effective Date, including any actions and/or omissions under the Existing Agreements, including without limitation, in relation to the Pledge Agreement (hereinafter, the “Released Matters”), and, the Selina Parties, Selina affiliates, and/or any related parties agree not to sue, or to commence or continue any proceeding, concerning, any claim, contention, demand, duty, debt, liability, account, promise, agreement, damage, reckoning, obligation, cost, expense, lien, attorneys’ fee, action or cause of action relating to the Released Matters, whether based on contract, tort, statutory, or other legal or equitable theory of recovery that any of them may possess arising from any omission, act or fact that have occurred or accrued up until and including the Effective Date.

6

11.	Action or Omission Covenants regarding Selina Parties and Subsidiaries.

A.	Without derogating any of the parties’ obligations under the Existing Agreements and this Second Amendment, the Selina Parties hereby covenant to:

(i)	on the Effective Date, deliver to YAM the audited financial statements for 2022 for Selina (as filed with the SEC), and for SOP1, along with the balance sheet and profit and loss statement of PCN used to prepare said audited financial statements. In addition to the foregoing, within seven (7) Business Days from the Effective Date, Selina will deliver to YAM written confirmation from SOP1’s auditors that said working files were used by the companies to prepare the audited financial statements for 2022 for SOP1; and

(ii)	within seven (7) Business Days from the Effective Date, deliver to YAM the consolidated unaudited financial results for Selina for Q1 2023 (as filed with the SEC), and the unaudited 2022 profit and loss statement and balance sheet for PCN, prepared in accordance with International Financial Reporting Standards (IFRS).

(iii)	upon request from YAM, and within two (2) Business Days after YAM’s request, any supporting documents (related to PCN, the Company Subsidiaries (as said term is defined in the Shareholders Agreement), the Company Properties (as said term is defined in the Shareholders Agreement), and/or their operations) required YAM, including without limitation, invoices, receipts, loan agreements, with third parties and/or intercompany, lease agreements, records, and/or wire transfers, and make available any other books and records for inspection and copying by YAM, or its agent or representatives, during reasonable business hours in relation, to any Company Subsidiaries and/or Company Properties.

B.	Without prejudice of, and in addition to, that provided in Sections 6.8 and 6.9 of the Shareholders Agreement, the Selina Parties will not make, without YAM’s prior written approval and consent, any change, in any way whatsoever, and/or make or take any decisions, actions, omissions, or anything else, in PCN and/or in any of the Company Subsidiaries that adversely affects YAM’s interests an rights in this Second Amendment and/or in the Existing Agreements, including, without limitation the following: (a) the direct or indirect sale or transfer of shares and/or rights (contractual or otherwise); (b) the issuance or sale of any shares of capital stock or securities convertible or exchangeable for any shares of capital stock of PCN and/or the Company Subsidiaries; (c) the direct or indirect sale or transfer of any rights, contractual or otherwise, of any Company Properties; and, (d) the constitution of liens or encumbrances over assets or over the Company Properties. Without prejudice of the foregoing, it is understood that any changes, decisions, actions, omissions, or anything else, in PCN and/or Company Subsidiaries that are within PCN’s and/or the Company Subsidiaries’ ordinary course of business, will not be considered to adversely affect YAM (for purposes of the foregoing, “ordinary course of business” refers to the usual day-to-day manner and range of business of a company dedicated to the operation of hotels, motels, or hostels similar to the Company Properties, that implements the best standards and international practices in relation to its daily and usual operations and business activities). For purposes of preserving YAM’s rights and interests in this Second Amendment and in the other Existing Agreements, as may be the case, the Selina Parties shall cooperate with any requests from YAM in relation to the making of any filings or granting any powers of attorney required, concerning any registration of the Separation Agreement and/or this Second Amendment, or any other agreements, writs, forms, or any other type of documents, in Costa Rica as per Chattel Guarantee Law No. 9,246 of Costa Rica and/or any other applicable laws concerning the same, it being understood that if for purposes of the foregoing it is necessary for any of the Selina Parties to sign and execute an amendment or amendments of the chattel guarantee contract (contrato de garantía mobiliaria con desplazamiento), dated as of September 29, 2021, entered into by YAM and PCN, the Selina Parties hereby covenant to do so immediately upon YAM’s request. The parties agree that a default by any of the Selina Parties of any of the obligations established in this clause 11(B) of this Second Amendment, will be considered to be an automatic Second Amendment Default (according to clause 12 below, which would automatically result in a Selina Event of Default as provided therein) without YAM needing to send an actual notice. Selina hereby fully guarantees the foregoing.

7

12.	Second Amendment Default. Any of the parties to this Second Amendment shall be in default hereunder (a “Second Amendment Default”) upon the occurrence of any of the following: should any party fail to perform any obligation and/or breach any representation, warranty, or covenant set forth in this Second Amendment which lack of performance and/or breach continues for a period of three (3) calendar days after written notice thereof has been given by the party claiming to be affected by such lack of performance and/or breach. Without prejudice of the foregoing, the parties agree that as indicated in clauses 4 (C)(iv), 6 (D), 6 (E), 6(G), 11(B), and 13(D), any such Second Amendment Default shall not be subject to any cure period, nor to any notice requirement.

The parties agree that upon occurrence of a Second Amendment Default and/or a Default under the Separation Agreement by any of the Selina Parties it will be understood that the Selina Parties have defaulted in their obligations under the Existing Agreements and that a Selina Event of Default (as said term is defined in the Pledge Agreement) has occurred because, as a consequence of the Second Amendment Default and/or a Default under the Separation Agreement by any of the Selina Parties, the Selina Parties will be considered and deemed to have triggered a “Selina Event of Default” as per the Pledge Agreement. As such, YAM may proceed to send notice that a Selina Event of Default, and the Selina Parties hereby covenant not to challenge, oppose, or in any manner disprove or discredit, said Selina Event of Default notice under the Pledge Agreement.

For purposes of, and in addition to, the foregoing, the parties hereby agree that notwithstanding any disposition to the contrary in the JV Agreement and/or in the Shareholders Agreement and/or any other of the Existing Agreements, YAM’s “put right” under the JV Agreement shall have been considered to have been automatically, duly, and timely exercised upon, and on the date of, the sending of said Selina Event of Default notice, and that the payment to YAM as a result of such exercise of the “put right” shall be considered to be due and payable on the date on which YAM sent said Selina Event of Default notice. For purposes of the foregoing, the parties hereby agree that the payment to be made to YAM upon exercise of said “put right” shall be equivalent to the sum of the March Contribution and the Remaining Separation Payment (i.e., $12,264,199), minus any proceeds received by YAM under this Second Amendment until the date on which YAM sent said Selina Event of Default notice; it being understood that any proceeds from Shares that YAM may sell after the Second Amendment Default and/or a Default under the Separation Agreement, are to be deducted from the aforementioned sum. It is also understood that, and it is so hereby agreed by, the Selina Parties, that the Selina Parties shall be jointly and severally liable for the aforementioned defaults and therefore jointly and severally liable for all of the aforementioned obligations and payments to YAM, including, without limitation, payment of the accelerated “put right” under the JV Agreement (in accordance with, and as amended by, this clause 12 of this Second Amendment).

Notwithstanding the fact that any of the parties may allow the other party to default on their obligations once or more than once, or may allow the other party to partially perform or perform their obligations under this Second Amendment, in any way other or later than as agreed, or does not demand full performance of said obligations or does not exercise its corresponding contractual or legal rights, shall not be deemed to be or interpreted as an amendment of this Second Amendment, and shall not in the future prevent such party from demanding full and specific performance of each of the other party’s obligations or the exercise of its legal rights.

13.	Miscellaneous Provisions.

A.	The term “Business Day” as used herein means any day except Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in the City of New York, New York.

B.	All Existing Agreements between the parties shall stay in effect unless explicitly amended by this Second Amendment, and any breach of this Second Amendment (i.e., a Second Amendment Default as per clause 12 above) shall, unless otherwise stated herein, constitute a “Default” under the Separation Agreement (but subject to a cure period of three (3) calendar days after notice of a Default has been provided by YAM, rather than ten (10) Business Days) as set out in clause 16 of the Initial Separation Agreement.

C.	Except as amended and supplemented hereby, the Separation Agreement and the other Existing Agreements are in all respects ratified and confirmed, and all the terms, provisions and conditions thereof shall remain in full force and effect, and the provisions and conditions amended and supplemented herein shall be deemed a part thereof.

8

D.	The details of this Second Amendment and the transactions contemplated herein may constitute material non-public information relating to Selina (“MNPI”) and as such, YAM shall comply with its obligations under U.S. securities laws, which may include restrictions on the ability of YAM (and/or the ability of its affiliates, officers, directors and representatives who have knowledge of the transactions contemplated herein) to trade in the shares of Selina so long as such information remains confidential; provided that if the information has not been disclosed via an Announcement on or before the Announcement Date, Selina will have deemed such information to not constitute MNPI; it being understood, as well, that upon issuance of the Announcement, the details of this Second Amendment and the transactions contemplated herein shall no longer constitute MNPI. The parties hereby agree that if, as a result of the foregoing, YAM is restricted of its ability (and/or the ability of its affiliates, officers, directors and representatives who have knowledge of the transactions contemplated herein) to trade in the shares of Selina, it will be understood that an automatic Second Amendment Default has occurred (according to clause 12 above, which would automatically result in a Selina Event of Default as provided therein) without YAM needing to send an actual notice.

E.	If any clause or provision of this Second Amendment is declared null and void and without effect, it shall be understood that this does not affect in any way whatsoever the full validity, enforceability and effect of the remaining clauses and provisions thereof, which shall be interpreted so as to confer upon them the maximum validity, enforceability and effect, as agreed.

F.	In the event that it should be determined that any of the terms and conditions of this Second Amendment are in breach of or are contrary to the terms and conditions of the Separation Agreement and/or the other Existing Agreements, the terms and conditions of this Second Amendment shall prevail over the terms of the Separation Agreement and/or the other Existing Agreements, as applicable.

G.	All notices, demands and other communications hereunder shall be in writing or by facsimile or by electronic mail, and shall be deemed to have been duly given if delivered personally or by overnight courier or if mailed by certified mail, return receipt requested, postage prepaid, or sent by facsimile or electronic mail, as follows:

If to Selina, to:

27 Old Gloucester Street

London

WC1N 3AX

United Kingdom

Attention: Jonathon Grech

E-mail: companysecretary@selina.com

If to Selina Management Panamá, S.A., to:

Corregimiento de Santa Ana, Casco Antiguo

Calle 12 y Avenida B

Edificio Bola de Oro, 2do Piso

Selina Coworking Office

Panamá, República de Panamá

Attention: Alexandra Michelle Call del Pino

E-mail: alexandrac@selina.com

If to YAM, to:

Yoav Lachover

915 Ladbroke Ln.

Alpharetta, GA 30022

United States of America

E-mail: ylconsulting@gmail.com

9

With a copy to:

Morgan & Morgan Legal

MMG Tower

23rd Floor

Avenida Paseo del Mar

Costa del Este, Panama

Panama

Attention: Aristides Anguizola

E-mail: aristides.anguizola@morimor.com

If to PCN, to:

Calle 12 y Avenida B

Edificio Bola de Oro

Casco Antiguo

Ciudad de Panama

República de Panama

Attention: Alexandra Michelle Call del Pino

E-mail: alexandrac@selina.com

H.	This Second Amendment, its validity, interpretation, performance, execution or termination, shall be governed by the laws of the Republic of Panama, excluding its conflict of law rules; and any conflict, disagreement or dispute arising in relation to such validity, interpretation, performance, execution or termination shall be exclusively subject to, and resolved, by the ordinary courts in Panama City, Panama, of the First Judicial Circuit of Panama.

I.	This Second Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed an original and will become effective when one or more counterparts have been signed by a party and delivered to the other parties.

J.	Capitalized terms which are not defined, but used, herein shall have the meanings ascribed to such terms under the Existing Agreements.

[Signatures appear on the following page]

10

IN WITNESS WHEREOF, the parties have executed this Second Amendment with effect as of the Effective Date.

/s/ ALEXANDRA CALL
Selina Hospitality PLC
By: Alexandra Call
Date: June 23, 2023

/s/ ALEXANDRA CALL
Selina Operation One (1), S.A.
By: Alexandra Call
Date: June 23, 2023

/s/ YOAV LACHOVER
YAM at Selina Ops LP
By: Yoav Lachover
Date: June 23, 2023

/s/ RAFAEL MUSERI
PCN Operations, S.A.
By: Rafael Museri
Date: June 23, 2023

/s/ ALEXANDRA CALL
Selina Management Panamá, S.A.
By: Alexandra Call
Date: June 23, 2023

11